EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Six Months Ended June 30,	Nine Months Ended Sept. 30,	Year Ended
					Dec. 31, 2009	Dec. 26, 2008	Dec. 28, 2007	Dec. 31,
($ in thousands)	2010	2009	2010	2009				2006	2005
I. Earnings:
Net income	$4,333	$3,299	$7,073	$10,641	$13,887	$15,881	$19,410	$18,456	$16,176
Fixed charges excluding preferred stock dividends	—	—	—	—	—	—	—	—	—

Earnings before fixed charges	$4,333	$3,299	$7,073	$10,641	$13,887	$15,881	$19,410	$18,456	$16,176

II. Fixed charges:
Preferred stock dividends	$2,531	$2,531	$5,062	$7,650	$10,181	$10,125	$13,540	$14,252	$14,252

III. Ratios of earnings to fixed charges	1.71x	1.30x	1.40x	1.39x	1.36x	1.57x	1.43x	1.30x	1.13x